UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                             VODAVI TECHNOLOGY, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   92857U 102
                                 (CUSIP number)


                                Anthony Silverman
                              7305 E. Del Acero Dr.
                    Scottsdale, Arizona 85258 (480) 657-7083
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 19, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Anthony Silverman
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
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3.   SEC Use Only


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4.   Source of Funds (See Instructions)

     PF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

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6.   Citizenship or Place of Organization

     United States of America
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Number of       7.  Sole Voting Power
Shares              155,482
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                None
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    155,482
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     155,482
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

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13.  Percent of Class Represented by Amount in Row (11)

     4.41%
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14.  Type of Reporting Person (See Instructions)

     IN
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/1/ Based on a total of 3,520,589 shares of Common Stock issued, as per a public announcement by the issuer.

---------------------                                                -----------
CUSIP No. 848907 10 1             SCHEDULE 13D                       Page 3 of 5
---------------------                                                -----------

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, $0.001 par value, (the "Common Stock"), of Vodavi Technology, Inc., (Vodavi. The principal executive office of the issuer of such securities is located at 4717 East Hilton Ave., Phoenix, Arizona 85034.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Anthony Silverman
     (b)  7305 East Acero Drive, Scottsdale, Arizona 85258
     (c)  Private investor
     (d)  No
     (e)  No
     (f)  United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Over the past several years Mr. Silverman has purchased up to 263,267 shares of the Common Stock of Vodavi in the open market with his own funds.

ITEM 4. PURPOSE OF TRANSACTION

     This Schedule 13D is being filed to report the sale of 116,800 shares in connection with a tender offer made by the issuer at a price of $2.40 per share. As a result, Mr. Silverman now owns less than 5% of the outstanding shares of the

     Except as described in this Item 4, Mr. Silverman has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

---------------------                                                -----------
CUSIP No. 92857U 102             SCHEDULE 13D                        Page 4 of 5
---------------------                                                -----------

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                  Aggregate Number          Percentage
Beneficial Owner                  of Shares Owned            of Class
--------------------------------------------------------------------------------
Anthony Silverman                     155,482                  4.41%
--------------------------------------------------------------------------------

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except the sale of shares being reported on this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 19, 2002
                                        ----------------------------------------
                                        (Date)


                                        By: /s/ Anthony Silverman
                                            ------------------------------------
                                            Anthony Silverman

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).